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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          DEFLECTA-SHIELD CORPORATION
                           (Name of Subject Company)

                        ZEPHYROS ACQUISITION CORPORATION
                       LUND INTERNATIONAL HOLDINGS, INC.
                                   (Bidders)

                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                         ------------------------------

                                   244764106
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                               WILLIAM J. MCMAHON
                                   PRESIDENT
                       LUND INTERNATIONAL HOLDINGS, INC.
                               911 LUND BOULEVARD
                             ANOKA, MINNESOTA 55303
                                 (612) 576-4200
                     (Name, Address and Telephone Number of
  Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:

                              LEONARD GUBAR, ESQ.
                               REID & PRIEST LLP
                              40 WEST 57TH STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 603-2000

                            ------------------------

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                        $76,800,000                                                  $15,360.00

* For purposes of calculating fee only. This amount assumes the purchase of 4,800,000 outstanding shares of common stock of Deflecta-Shield Corporation at $16.00 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the cash to be offered.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount previously paid: Not applicable.        Filing Party: Not applicable.

    Form or Registration No.: Not applicable.        Date Filed: Not applicable.

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                                 SCHEDULE 14D-1

CUSIP NO. 244764106

    1. Name of Reporting Person

       Zephyros Acquisition Corporation

       S.S. or I.R.S. Identification Nos. of Above Persons

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2. Check the Appropriate Box if a Member of a Group                      (a) / /
                                                                         (b) / /

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3. SEC Use Only

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4. Source of Funds

   AF
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5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)                                                         / /
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6. Citizenship or Place of Organization

   Delaware

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7. Aggregate Amount Beneficially Owned by Each Reporting Person

   10 shares of Common Stock

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8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares      / /

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9. Percent of Class Represented by Amount in Row (7)
  0.00%

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10. Type of Reporting Person
   CO
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                                       1

                                 SCHEDULE 14D-1

CUSIP NO. 244764106
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1. Name of Reporting Person

   Lund International Holdings, Inc.
  S.S. or I.R.S. Identification Nos. of Above Persons
  41-1568618
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2. Check the Appropriate Box if a Member of a Group                      (a) / /
                                                                         (b) / /
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3. SEC Use Only

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4. Source of Funds

   WC and BK

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   5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
   2(e) or 2(f)                                                              / /
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6. Citizenship or Place of Organization

   Delaware
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7. Aggregate Amount Beneficially Owned by Each Reporting Person

   10 shares of Common Stock
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8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares      / /
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9. Percent of Class Represented by Amount in Row (7)

   0.00%
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10. Type of Reporting Person

    CO
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                                       2
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                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Zephyros Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Lund International Holdings, Inc. (the "Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Deflecta-Shield Corporation, a Delaware corporation (the "Company"), at $16.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 28, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

(a)         The name of the subject company is Deflecta-Shield Corporation and the address of its principal executive offices is 1800 North Ninth Street, Indianola, Iowa 50125.

(b)         The class of securities to which this Statement relates is the Common Stock. As of
            November 25, 1997 there were 4,800,000 issued and outstanding shares of Common Stock.
            The Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $16.00 per Share, net to the seller in cash.

(c)         The information set forth in "Section 6--Price Range of the Shares; Dividends" of the
            Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(d), (g)   This Statement is being filed by the Purchaser and the Parent. The information set forth in the "INTRODUCTION" and "Section 9--Certain Information Concerning the
               Purchaser and the Parent" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of the Parent and the
               Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I of the Offer to Purchase and incorporated herein by reference.

(e)-(f)        During the last five years neither the Purchaser nor the Parent nor, to the best knowledge of the Purchaser and the Parent, any of the persons listed in Schedule I of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

(a)(1)      Other than the transactions described in Item 3(b) below, neither the Purchaser nor the Parent, nor, to the best knowledge of the Purchaser and the Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

(a)(2)      Other than the transactions described in Item 3(b) below, neither the Purchaser nor the Parent, nor, to the best knowledge of the Purchaser and the Parent, any of the persons listed in Schedule I of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

(b)         The information set forth in the "INTRODUCTION", "Section 9--Certain Information
            Concerning Parent and the Purchaser," "Section 11--Background of the Offer; Contacts
            with the Company; Purpose of the Offer and the Merger; The Merger Agreement; The
            Stockholder Agreements; Certain Other Agreements" and "Section 12--Plans for the
            Company After the Offer and the Merger; Other Matters" of the Offer to Purchase is
            incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b)     The information set forth in "Section 10--Financing of the Offer and the Merger" is
            incorporated herein by reference.

(c)         Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a)-(e)     The information set forth in the "INTRODUCTION", "Section 11--Background of the
            Offer; Contacts with the Company; Purpose of the Offer and the Merger; The Merger
            Agreement; The Stockholder Agreements; Certain Other Agreements" and "Section
            12--Plans for the Company After the Offer and the Merger; Other Matters" of the Offer
            to Purchase is incorporated herein by reference.

(f)-(g)     The information set forth in "Section 7--Effect of the Offer on the Market for the
            Shares; Exchange Listing; Exchange Act Registration; Margin Regulations" of the Offer
            to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b)     The information set forth in "Section 9--Certain Information Concerning the Purchaser
            and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "INTRODUCTION", "Section 10--Financing of the Offer and the Merger," "Section 11--Background of the Offer; Contacts with the Company; Purpose of the Offer and the Merger; The Merger Agreement; The Stockholder Agreements; Certain Other Agreements" and "Section 12-- Plans for the Company After the Offer and the Merger; Other Matters" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Section 16--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "Section 9--Certain Information Concerning the Purchaser and the Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

(a)         Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between the Purchaser or the
            Parent, or to the best knowledge of the Purchaser and the Parent, any of the persons listed in Schedule I of the Offer to Purchase, and the Company, or any of the
            Company's executive officers, directors, controlling persons or subsidiaries.

(b)-(c)     The information set forth in the "INTRODUCTION", "Section 11--Background of the
            Offer; Contacts with the Company; Purpose of the Offer and the Merger; The Merger
            Agreement; The Stockholder Agreements; Certain Other Agreements," "Section 12--Plans
            for the Company After the Offer and the Merger; Other Matters," "Section
            14--Conditions of the Offer" and "Section 15--Certain Legal Matters" of the Offer to
            Purchase is incorporated herein by reference.

(d)         The information set forth in "Section 7--Effect of the Offer on the Market for
            Shares; Exchange Listing; Exchange Act Registration; Margin Regulations" and "Section
            15--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

(e)         None.

(f)         The information set forth in the Offer to Purchase and the Letter of Transmittal, to
            the extent not otherwise incorporated herein by reference, is hereby incorporated herein by this reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)      Offer to Purchase, dated November 28, 1997.

(a)(2)      Letter of Transmittal.

(a)(3)      Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their
            Clients.

(a)(4)      Letter to Clients.

(a)(5)      Notice of Guaranteed Delivery.

(a)(6)      Guidelines for Certification of Taxpayer Identification Number on Substitute Form
            W-9.

(a)(7)      Press Release jointly issued by Parent and the Company dated November 26, 1997.

(a)(8)      Form of Summary Advertisement dated November 28, 1997.

(a)(9)      Fairness Opinion of Wasserstein Perella & Co., Inc., dated November 25, 1997.

(b)(1)      Commitment Letter, dated November 24, 1997, from Heller Financial, Inc. to the
            Parent.

(c)(1)      Agreement and Plan of Merger, dated as of November 25, 1997, by and among the Parent, the Purchaser and the Company.

(c)(2)      Stockholder Agreement, dated November 25, 1997, by and between the Parent and Mark C.
            Mamolen.

(c)(3)      Stockholder Agreement, dated November 25, 1997, by and between the Parent and Charles
            S. Meyer.

(c)(4)      Confidentiality Agreement, dated October 31, 1997, by and between the Parent and the
            Company.

(d)         None.

(e)         Not applicable.

(f)         None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 1997

                                       Zephyros Acquisition Corporation
                                       By: /s/ WILLIAM J. MCMAHON
     ---------------------------------------------------------------------------

                                         Name: William J. McMahon
                                         Title: President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 1997

                                       Lund International Holdings, Inc.

                                       By: /s/ WILLIAM J. MCMAHON
     ---------------------------------------------------------------------------
                                         Name: William J. McMahon
                                         Title: President